January 11, 2013

Mr. Andrew Mew

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Sonic Automotive, Inc. – Comment Letter dated January 9, 2013

Dear Mr. Mew:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated January 9, 2013. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

1.	We have read your response to comment 2 in our letter dated December 20, 2012. Please disclose, in future filings, your accounting policy for presenting book overdrafts within the operating activities section of the consolidated statement of cash flows.

In future filings we will disclose this accounting policy.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Unaudited Condensed Consolidated Statement of Stockholders’ Equity, page 6

2.	We have read your response to comment 6 in our letter dated December 20, 2012. Please revise to include the substance of your response related to the accounting for repurchase of the 5.0% Convertible Notes in future filings.

We will include such disclosure in our future filings.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call C.G. Saffer, the Company’s Vice President and Chief Accounting Officer, with any questions at 704-566-2439.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ David P. Cosper

David P. Cosper
Vice Chairman and Chief Financial Officer

cc:	Stephen K. Coss
C.G. Saffer
Thomas H. O’Donnell, Jr.

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